Court Innovations, Inc.

Annual Report

2016

Throughout this document, mentions of Court Innovations refer to Court Innovations Inc., a C-corporation formed on January 27, 2014, in Delaware ("the issuer"). The issuer's physical address is 213 S. Ashley St., Suite 200, Ann Arbor, Michigan, 48104.

You may contact the issuer by emailing hello@courtinnovations.com. This annual report is posted on the issuer's web site, getmatterhorn.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Table of contents

Financial statements referenced in the text are enclosed at the end of this document.

Questions and answers

What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Court Innovations Inc., is a C-corporation formed on January 27, 2014, in Delaware. The issuer's physical address is 213 S. Ashley St., Suite 200, Ann Arbor, Michigan, 48104. The issuer's web site may be accessed at getmatterhorn.com.

What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

JAMES PRESCOTT

Board positions with Court Innovations

Dates	Position	Principal occupation
01/2014 - Current	Director	Law Professor

Positions with Court Innovations

Dates	Position	Responsibilities
12/2015 - Current	Secretary	Responsible for minutes of all meetings and actions of directors and stockholders.

Dates	Organization	Title, Principal Business, and Responsibilities
06/2006 - Current	University of Michigan	Law Professor Education Professor of Law, Codirector, Empirical Legal Studies Center, Codirector, Program in Law and Economics

MJ CARTWRIGHT

Board positions with Court Innovations

Dates	Position	Principal occupation
06/2016 - Current	Director	CEO

Positions with Court Innovations

Dates	Position	Responsibilities
01/2014 - Current	CEO and President	Responsible for the general supervision and direction of the business.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/2014 - Current	Court Innovations	CEO and President Information Technology Responsible for the general supervision and direction of the business.
04/2011 - 07/2014	MJ Innovations	CEO Information Technology Worked with startups and growing innovative businesses.

SAAED FATTAHI

Positions with Court Innovations

Dates	Position	Responsibilities
09/2014 - Current	CTO	Responsible for the architecture and technical direction of products and services.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
09/2014 - Current	Court Innovations	CTO Information Technology Responsible for the architecture and technical direction of products and services.
01/2014 - 01/2016	Sidewalk	Technical Advisor Consulting Independent software and product consulting
08/2012 - 08/2014	SF Consulting	Consultant Consulting Independent software and product consulting

TED DACKO

Board positions with Court Innovations

Dates	Position	Principal occupation
12/2015 - Current	Director	Business Consultant

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
04/2010 - Current	Arbor Dakota	CEO Consulting

An independent consultant, mentor and board member to tech companies.

JACK MINER

Board positions with Court Innovations

Dates	Position	Principal occupation
06/2014 - Current	Director	Technology Transfer and Managing Director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
09/2016 - Current	Cleveland Clinic Ventures	Managing Director Health Responsible for building promising Cleveland Clinic inventions into successful new ventures.
08/2013 - 09/2016	University of Michigan	Director Venture Center Education Responsible for launching startups and creating business formation infrastructure for the Office of Technology Transfer (OTT) at the University of Michigan.

What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c), portions of § 227.201(m))

James J. Prescott owns 1,800,000 shares of Common Stock, representing a voting power of 34.58%.

Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Matterhorn, from Court Innovations, is a SaaS, cloud-based platform that allows courts to handle many high-volume infractions, disputes and outstanding warrants online. This saves citizens, courts, and law enforcement significant time and money. The product is already on the market and in use by 20 courts and over 10,000 citizens. Feedback has been so positive that courts have expanded their platform to resolve additional types of cases online.

Problem. Prior to Matterhorn, resolving issues like open traffic tickets or warrants required law enforcement and citizens to physically go to the court. For resource-constrained courts and police departments, managing these minor disputes with in-person hearings or mediations meant long delays in scheduling, backlogs of open cases, delays in revenue realization, less time for hearing more complex disputes, and limited access to justice for citizens.

Solution. Available for courts and citizens 24/7, the cloud- based Matterhorn platform replicates and streamlines the court's current process in an online, asynchronous, collaborative environment. Court officials, law enforcement personnel, and citizens all "weigh-in" online on the case at a time that is convenient for each. The efficiency and financial outcomes are impressive: processing time decreased from 157 minutes to 27 minutes; 10% fewer warrants issued; and case turnover and revenue realization reduced from 1-2 months to 7 days.

Matterhorn's current SaaS solutions focus on dispute resolution and compliance for warrant resolution, warrant intervention (preventing the issuance of warrants), civil infraction disputes (including traffic and parking) and license restoration. These solutions (add-ons, sold separately) are the first of many applications on our product roadmap to provide online court access.

How many employees does the issuer currently have? (§ 227.201(e))

7

Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

Court Innovations is a start-up; therefore, projections are based on limited operating data.

As with many software solutions, there is limited protection available on intellectual property.

Government sector sales typically have longer sales cycles.

The court and government sector requires technology investments and upgrades. This will encourage additional competitors as the market grows.

Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the

differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common stock	6,000,000	4,400,000	Yes	

Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

On September 21, 2016, the Company secured a term sheet for a preferred stock financing with a pre-financing valuation of $3M, with the assumption that such pre-financing valuation includes an available option pool equal to 10% of the fully diluted shares outstanding of the Company, on a post-financing basis. This 10% option pool equates to approximately $260,000 of the $3M valuation.

As of the close of 2016, the Company had not completed the preferred stock financing, and the option pool had not yet been increased, as described above. As such the current valuation without the increased option pool is approximately $2.7M. Factoring in the $500,000 crowdfunding campaign and the preferred stock financing, our post-financing valuation estimate is approximately $4.5M.

Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases

of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

As with any minority ownership investment, there is no significant involvement regarding the direction and operations of the business.

Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The issuer has no material indebtedness.

Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

As of the end of 2016, Court Innovations was conducting, but had not closed, an offering under exemption 4(a)(6) via Netcapital Funding Portal, Inc. Proceeds would be used for working capital. The offering could result in the sale of up to 805,153 shares of common stock.

As of the end of 2016, Court Innovations was also conducting, but had not closed, an offering under exemption 4(a)(2). Proceeds would be used for working capital. The offering could result in the authorization, issuance, and sale of up to 2,500,000 shares of preferred stock.

Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Funding History: The University of Michigan's Third Century Fund strongly believes in this online court initiative. The combination of increasing access to justice for all citizens and the national scalability of the solution attracted this grant funding – totaling $3,000,000 – to prove the initial concepts, implement pilots, establish an initial customer base that represents a growing market, and evaluate the impact of online case resolution.

A little over a year ago, we converted all three pilots to paying customers, and we have launched 17 additional courts as customers. As we continue to bring in new customers, we are identifying and implementing new application solutions that are already being sold and launched in Matterhorn courts. The revenue from court solutions continues to build through our initiatives.

Now that we have proven the solution in Michigan, we are expanding into other states (with our first being Ohio). Our momentum is moving us forward nationally as we contract with more courts, expand our solutions for handling more types of cases, and reach more citizens to resolve their cases. These are all key building blocks of our revenue growth.

Revenue: Our revenues grew to $992,826 in 2015 up from $306,370 in 2014. For 2016, our revenues have increased to over $1M.

Cost of Goods Sold: Because of our software-as-a-service, cloud-based platform, we are able maintain a lower cost of goods as we increase our revenue growth in the next few years.

Operating Expenses: As we continue our national roll-out, our operating expenses are focused primarily on sales and marketing. With our core Matterhorn platform built out and running, our development costs are balanced between product enhancements and building new solutions.

Capital: Investment interest in Court Innovations continues to grow. As of the end of 2016, we had secured a term sheet for additional investment that will close in April or May of 2017. Even though this will have a dilutive impact on current shareholders, it potentially will enable faster expansion and revenue generation.

Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements enclosed at the end of this document. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing reporting requirements

Court Innovations must continue to comply with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202) until one of the following occurs:

— Court Innovations is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act

— Court Innovations has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record
— Court Innovations has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000
— Court Innovations or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities
— Court Innovations liquidates or dissolves its business in accordance with state law

When one of the above occurs, Form C-TR must be filed within five business days from the date on which Court Innovations becomes eligible to terminate its reporting with the United States Securities and Exchange Commission (SEC).

Court Innovations will file a report electronically with the SEC annually and post the report on its web site (getmatterhorn.com) no later than 120 days after the end of each fiscal year covered by the report.

Financial statements certification

I, MJ Cartwright, certify that the financial statements of Court Innovations, Inc., included in this Form are true and complete in all material respects.

_____
MJ Cartwright
Chief Executive Officer



Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Court Innovations, Inc. by

MJ Cartwright
____
MJ Cartwright
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Principal officers

MJ Cartwright
____
MJ Cartwright
Principal executive officer
on 4/28/17

MJ Cartwright
____
MJ Cartwright
Principal financial officer
on 4/28/17

MJ Cartwright
____
MJ Cartwright
Principal accounting officer or controller
on 4/28/17

Majority of the board of directors or persons performing similar functions

____
Jack Miner
on ______________________________

____
James Prescott
on 4/28/17

MJ Cartwright
____
MJ Cartwright
on 4/28/17

____
Ted Dacko
on 4/28/17

14

Instructions. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Court Innovations Incorporated
Statement of Stockholders' Equity
For the Year Ended December 31, 2016 and For the Period December 31, 2014 to December 31, 2015

	Common Stock		Retained Earnings		Total Stockholder's Equity
Balance, December 31, 2014	$	-	$	68,831	$ 68,831
Net Income	$	-	$	74,713	$ 74,713
Distributions	$	-	$	-	$ -
Balance, December 31, 2015	$	-	$	143,544	$ 143,544
Net Income	$	-	$	28,856	$ 28,856
Distributions	$	-	$	-	$ -
Balance, December 31, 2016	$	-	$	172,400	$ 172,400

Court Innovations Incorporated
Statement of Cash Flows
January 2015 - December 2016

	Jan - Dec 2016	Jan - Dec 2015
OPERATING ACTIVITIES		
Net Income	$ 28,856	$ 74,713
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 6,219	$ (5,960)
Net cash provided by operating activities	$ 35,075	$ 68,753
INVESTING ACTIVITIES		
Net cash provided by investing activities	$ 4,206	$ (19,597)
FINANCING ACTIVITIES		
Net cash provided by financing activities	$ -	$ (1,000)
Net cash increase for period	**$ 39,281**	**$ 48,156**

Court Innovations Incorporated
Income Statement
For the Year Ended December 31, 2016 and For the Year Ended December 31, 2015

	2016		2015	
Revenue				
Total Income	$	1,013,983	$	992,826
Expenses				
Amortization Expenses	$	277	$	139
Business Consulting	$	15,566	$	9,000
Customer Support	$	708	$	708
Depreciation Expense	$	5,416	$	3,761
Development Expense	$	68,011	$	31,894
Dues and Subscriptions	$	1,500	$	-
Human Resouces Expense	$	1,233	$	3,229
Interest Expense	$	94	$	-
Marketing Expense	$	41,767	$	43,623
Office/General Administrative Expenses	$	23,466	$	13,431
Operations Hosting & Materials	$	16,354	$	12,123
Payroll Expenses	$	691,283	$	717,627
Professional Fees	$	24,854	$	6,733
Registrations Licenses	$	8,528	$	2,538
Rent Expense	$	41,140	$	28,094
Travel Expense	$	29,908	$	17,742
Total Expenses	$	970,105	$	890,642
Net Operating Income Before Income Tax	$	43,879	$	102,184
Federal & State Income Tax	$	15,014	$	27,471
Net Income	**$**	**28,856**	**$**	**74,713**

Court Innovations Incorporated
Balance Sheets
December 31, 2016 and 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	133,054	$	93,773
Accounts Receivable	$	77,749	$	87,343
Prepaid Expenses	$	3,230	$	3,230
Total Current Assets	$	214,033	$	184,346
Fixed Assets:				
Accumulated Depreciation	$	(9,731)	$	(4,315)
Furniture and Equipment	$	19,421	$	18,211
Net Fixed Assets	$	9,690	$	13,896
Other Assets:				
Trademark	$	4,159	$	4,159
Accumulated Amortization	$	(416)	$	(139)
Net Trademark	$	3,743	$	4,020
TOTAL ASSETS	$	**227,466**	$	**202,262**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities:				
Accounts Payable	$	2,434	$	7,680
Credit Card Payable	$	2,361	$	129
Deferred Revenue	$	7,450	$	-
Federal & State Income Tax Payable	$	2,504	$	8,414
Payroll Liabilities	$	13,362	$	15,541
Total Current Liabilities	$	28,112	$	31,764
Deferred Income Taxes	$	26,954	$	26,954
Total Liabilities	$	**55,066**	$	**58,718**
Equity				
Common Stock	$	-	$	-
Retained Earnings	$	172,400	$	143,544
Total Equity	$	**172,400**	$	**143,544**
TOTAL LIABILITIES AND EQUITY	$	**227,466**	$	**202,262**

COURT INNOVATIONS INCORPORATED
REVIEWED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

COURT INNOVATIONS INCORPORATED

TABLE OF CONTENTS

ROGOW & LONEY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

3135 S. STATE STREET
SUITE 208
ANN ARBOR, MI 48108
(734) 741-0400
FAX (734) 741-0404
E-mail: info@rogowloney.com

Independent Accountants' Review Report

November 18, 2016

To the Board of Directors of
Court Innovations Incorporated
Ann Arbor, MI

We have reviewed the accompanying financial statements of Court Innovations Incorporated, which comprise the balance sheets as of December 31, 2015 & 2014 and the related statements of income, stockholder's equity and cash flows for the year ended, December 31, 2015 and the period January 27, 2014 to December 31, 2014 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Organization management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformance with accounting principles generally accepted in the United States of America.

Rogow & Loney Pc

ROGOW & LONEY, P.C.

COURT INNOVATIONS INCORPORATED
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 93,773	$ 45,617
Accounts Receivable	87,343	64,971
Prepaid Expenses	3,230	549
Total Current Assets	184,346	111,137
Fixed Assets:		
Furniture and Equipment	18,211	2,773
Accumulated Depreciation	(4,315)	(554)
Net Fixed Assets:	13,896	2,219
Other Assets:		
Trademark	4,159	-
Accumulated Amortization	(139)	-
Net Trademark:	4,020	-
TOTAL ASSETS	202,262	113,356
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$ 7,680	$ 1,678
Credit Card Payable	129	-
Federal & State Income Tax Payable	8,414	5,028
Officer Loan	-	1,000
Payoll Liabilities	15,541	23,962
Total Current Liabilities	31,764	31,668
Deferred Income Taxes	26,954	12,857
Total Liabilities	58,718	44,525
Equity		
Common Stock	-	-
Retained Earnings	143,544	68,831
Total Equity	143,544	68,831
TOTAL LIABILITIES AND EQUITY	202,262	113,356

See Accompanying Notes and Independent Accountant's Review Report.

COURT INNOVATIONS INCORPORATED
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2015
AND THE PERIOD JANUARY 27, 2014 TO DECEMBER 31, 2014

	2015	2014
REVENUE		
3rd Century Online Court Contract	$ 977,659	$ 306,370
Court Services	15,167	-
TOTAL INCOME	992,826	306,370
EXPENSES		
Amortization Expense	139	-
Business Consulting	9,000	-
Customer Support	708	-
Depreciation Expense	3,761	554
Development Expense	31,894	6,308
Human Resource Expense	3,229	235
Marketing Expense	43,623	11,304
Office/General Administrative Expenses	13,431	2,435
Operations Hosting & Materials	12,123	-
Payroll Expenses	717,627	181,842
Professional Fees	6,733	6,067
Registration Licenses	2,538	65
Rent Expense	28,094	9,356
Travel Expense	17,742	1,488
TOTAL EXPENSES	890,642	219,654
Net Operating Income Before Income Tax	102,184	86,716
Federal & State Income Tax	27,471	17,885
NET INCOME	$ 74,713	$ 68,831

See Accompanying Notes and Independent Accountant's Review Report.

COURT INNOVATIONS INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015
AND THE PERIOD JANUARY 27, 2014 TO DECEMBER 31, 2014

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 27, 2014	$ 0	$ 0	$ 0
Net Income	0	68,831	$ 68,831
Distributions	0	0	$ 0
Balance, December 31, 2014	0	68,831	$ 68,831
Net Income	0	74,713	$ 74,713
Distributions	0	0	$ 0
Balance, December 31, 2015	$ 0	$ 143,544	$ 143,544

COURT INNOVATIONS INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015
AND THE PERIOD JANUARY 27, 2014 TO DECEMBER 31, 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 74,713	$ 68,831
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	3,900	554
Deferred income taxes (benefit)	14,097	12,857
Loss on sale of assets	0	0
Change in asssets and liabilities		
Accounts receivable	(22,372)	(64,971)
Prepaid expenses and other assets	(2,681)	(549)
Accrued income taxes	3,386	5,028
Accounts and Credit Card payable	6,131	1,678
Accrued liabilities	(8,421)	23,962
Total adjustments	(5,960)	(21,441)
Net cash provided by operating activities	68,753	47,390
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment	(15,438)	(2,773)
Trademark Investment	(4,159)	0
Net cash used in investing activities	(19,597)	(2,773)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Officer Loan	0	4,000
Payment of Officer Loan	(1,000)	(3,000)
Net cash provided by (used in) financing activities	(1,000)	1,000
Increase (decrease) in cash	48,156	45,617
CASH AND CASH EQUIVALENT-Beginning of Year	45,617	0
CASH AND CASH EQUIVALENT-End of Year	$ 93,773	$ 45,617
INCOME TAXES PAID	$ 9,988	$ 0

NOTE 1 - BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Court Innovations Incorporated (the "Company") was incorporated under the laws of the State of Delaware on January 27, 2014. The Company designs and develops software for the use by courthouses and other government entities.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company maintains its financial records on an accrual basis, reflecting revenues when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits. The Company believes it is not exposed to any significant concentration of credit risk on cash and cash equivalents.

Trade Account Receivable

The Company does not perform ongoing credit evaluations nor require collateral as its customers are government entities.

Property and Equipment

Property and equipment are recorded at cost, including improvements that substantially add to the productive capacity or extend the useful life of the related asset, less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon disposition or retirement and any resulting gain or loss included in income.

Depreciation is calculated using the accelerated methods over the estimated useful lives of the assets as follows:

Description	Estimated Useful Lives
Furniture and equipment	5-7 years

Depreciation expense was $3,761 and $554 in 2015 and 2014, respectively.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Software Development Costs

Software development costs are expensed and billed for reimbursement from the University of Michigan Grant. This grant out of the U of M Provost Office's Third Century Fund has been the Company's main funding source. Total development costs were $539,001 for 2015 and $121,846 for 2014.

Intangible Assets

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives ranging from three to fifteen years.

Revenue Recognition

The Company's revenue is derived primarily from the University of Michigan Grant and software licensing and services provided to court customers (starting in July 2015). Arrangements with court customers are accounted for as license and service contracts, with revenue recognized in the period in which the services are provided. Upfront setup fees are recognized in the month the setup occurred and advance payment received from customers deferred and recognized as revenue when services are provided.

Royalties Expense

The Company pays $5,000 annual license fee to the University of Michigan. The annual fee is accrued on June 30 of the first year after the first commercial sale and shall continue for four additional annual payments. The first annual license payment was scheduled on June 30, 2016.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities represent the future income tax effect of temporary differences between book and tax bases of assets and liabilities assuming they will be realized and settled in amounts reported in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from uncertain tax positions when it is more likely than not that the position will be sustained on examination by taxing authorities, including resolution of any related appeals or litigation processes. The related tax benefit is measured as the largest amount that is cumulatively more than 50% likely to be realized upon ultimate settlement.

Interest and penalties related to uncertain tax positions are included in income tax expense on the statement of income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The potential recognition and disclosure impact of subsequent events was evaluated through November 18, 2016, which is the date the financial statements were available to be issued.

NOTE 2 -- INTANGIBLE ASSETS

A summary of the Company's intangible assets with finite lives is presented below:

	As of December 31, 2015		
	Gross Amount	Accumulated Amortization	Net Amount
Trademarks	$ 4,159	$ 139	$ 4,020
	$ 4,159	$ 139	$ 4,020

Intangibles amortization expense was $139 in 2015 and -0- in 2014.

NOTE 3 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 4,400 shares of common stock with $.001 per share per value. 4010 shares were issued in 2014, including 330 shares issued to The University of Michigan as part of the licensing agreement disclosed in Note 1.

NOTE 4 – OPERATING LEASES

The Company subleases office space. The sublease is for a 3 year term that ends April 1, 2019. The rent is $3000 per month, all inclusive (utilities, taxes, cleaning services, coffee room supplies, and existing office furnishings).

If both parties agree on early termination, the party requesting termination will owe two month's rent ($6,000) as compensation or early termination.

NOTE 5 – EMPLOYEE INCENTIVE PLAN

The Court Innovations Incorporated 2014 and 2015 Stock Option and Restricted Stock Plans (the "Plans") permit the Company to grant to employees, outside directors and consultants stock options or restricted stock. A maximum of 390 shares of common stock are reserved to be granted under the Plans.

The Company has issued stock options to employees under the Plans. The options are subject to forfeiture until vested. The options may be exercised with respect to the first 25% of the shares subject to the options when the employee completes 12 months of continuous service beginning with the vesting commencement date that coincides with initial employment date. The options may be exercised with respect to an additional $1/48^{th}$ of the shares subject to options when the employee completes each month of continuous service thereafter. Shares issued under the Plans, are subject to forfeiture conditions, rights of repurchase rights of first refusal, and other transfer restrictions.

The activity under the Plans is as follows:

	Shares	Ave. grant date fair value per Share
Year ended December 31, 2014		
Granted	40	0.001
Vested/Exercised	0	
Cancelled	0	
Year ended December 31, 2015		
Granted	61	100
Vested	0	
Cancelled	0	

NOTE 6 – INCOME TAXES

Components of the provision for income tax expense consist of:

	2015	2014
Current		
Federal	$ 9,818	$ 5,028
State	3,556	0
Total current income taxes	13,374	5,028
Deferred		
Federal	11,454	12,857
State	2,643	0
Total deferred income taxes	14,097	12,857
Total income expense	$ 27,471	$ 17,885